Mail Stop 4561

July 23, 2008

Li Kunwu, President and CEO
China VoIP & Digital Telecom, Inc.
11th Floor Tower B1, Yike Industrial Base, Shunhua Rd.
High-Tech Industrial Development Zone
Jina, CHINA 250101

> **Re:** **China VoIP & Digital Telecom, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 11, 2008**
> **File No. 333-149023**

Dear Mr. Kunwu:

We have reviewed your revised filing and response letter dated July 11, 2008, and we have the following comment.

<u>Combined Opinion and Consent of Anslow & Jaclin, LLP</u>

1. Counsel states the following in its opinion filed as Exhibit 23.2 to the registration statement: "It is our opinion that the shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized and shall become legally issued, fully paid and non-assessable *when the notes are converted* and the warrants are exercised and the underlying shares are issued" (italics added). However, your amended filing does not appear to be registering for resale any shares of common stock issuable upon the conversion of notes. Accordingly, please have counsel file a revised opinion omitting the reference to the conversion of the notes, or advise. In addition, we note that the exhibit index in your registration statement lists the "Consent of Anslow & Jaclin" as both Exhibit 5.1 and Exhibit 23.2, and indicates that this document is filed as Exhibit 5.1. Please revise the exhibit index in your registration statement as needed to reflect, if accurate, that both the opinion and the consent of counsel are being filed and to reference the appropriate exhibit number(s).

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       Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance, you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3730 if you thereafter have any other questions.

              Sincerely,

              Barbara C. Jacobs
              Assistant Director

cc: <u>Via Facsimile (732) 577-1188</u>
         Richard I. Anslow, Esq.
         Eric M. Stein, Esq.
         Anslow & Jaclin, LLP